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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


   For the period of May 19, 1997            Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F      X                   Form 40-F
                       -------                            -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                         No    X
                       -------                    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.
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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VISTA GOLD CORP.



Date:  May 19, 1997                   By: /s/ A. J. ALI
                                         ------------------------------------
                                         A. J. Ali
                                         Vice President Finance and
                                         Chief Financial Officer



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                                 EXHIBIT INDEX


Exhibit          Description of Exhibit
-------          ----------------------
  99.1           Vista Gold Corp. Renewal Annual Information Form for the year ended December 31, 1996.

 99.1a           Schedule "A"  -  Annual Report on Form 20-F for the year ended
                 December 31, 1996.

 99.1b           Schedule "B" - 1996 Annual Report.

 99.1c           Schedule "C" - Information Circular.

 99.1d           Schedule "D" - Additional Information.

  99.2           Undertaking pursuant to Section 4.1(1)(a)(B)(bb) of National
                 Policy Statement No. 47.

  99.3           Certificate of Eligibility pursuant to Section 5.3(2) of
                 National Policy Statement No. 47.

  99.4           Vista Gold Corp. Directors' Resolutions approving (a) Annual
                 Report on Form 20-F and (b) Annual Information Form for the year ended December 31, 1996.